

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2020

Mark Dybul
Executive Vice Chair
Enochian Biosciences Inc
2080 Century Park East, Suite 906
Los Angeles, CA 90067

> **Re: Enochian Biosciences Inc**
> **Form 10-K for the fiscal year ended June 30, 2019**
> **Filed September 30, 2019**
> **File No. 001-38758**

Dear Mr. Dybul:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences